UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Cocoon Holdings, Inc.

Legal status of issuer

       Form
       C-Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       8/10/2017

Physical address of issuer
1330 Avenue of the Americas, 14th Floor, New York, NY 10019

Website of issuer
https://www.cocoon-skin.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$750,000

Deadline to reach the target offering amount
September 21, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$2,927	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$(3,477)	$0

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
July 20, 2018

Cocoon Holdings, Inc.

Cocoon

Up to $750,000 of Crowd Notes

Cocoon Holdings, Inc. dba Cocoon ("Cocoon", the "Company," "we," "us", or "our"), is offering up to $750,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by September 21, 2018. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $420,000 under the Combined Offerings (the "Closing Amount") by September 21, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $750,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to September 21, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at https://www.cocoon-skin.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/cocoon.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Cocoon Holdings, Inc. is a Delaware C-Corporation, formed on 8/10/2017. The Company is currently also conducting business under the name of Cocoon.

The Company is located at 1330 Avenue of the Americas, 14th Floor, New York, NY 10019.

The Company's website is https://www.cocoon-skin.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/cocoon.skin and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$750,000
Minimum investment amount per investor	$1,000
Offering deadline	September 21, 2018
Use of proceeds	See the description of the use of proceeds on page 14 hereof.
Voting Rights	See the description of the voting rights on pages 9, 17, and 19-21.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company forecasts project 662% growth from 2019 to 2020. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company requires more capital. The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company are not able to raise sufficient capital in the future, it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company's success is dependent on consumer adoption of the Cocoon platform and application that focuses on skincare software, a relatively unproven market. The Company may incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop these markets. If the market for the Company's products develops more slowly than it expects, its growth may slow or stall, and its operating results would be harmed. The market for skincare software applications is still evolving, and the Company depends on continued growth of this market. It is uncertain whether the trend of adoption of skincare software applications that the Company has experienced in the past will continue in the future.

The Company's cash position is relatively weak. The Company currently has limited cash and is being self-funded by the founders. Their current cash position is estimated as no more than 6 months of runway before the project becomes undesirable for the founders. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, increase payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Nita Sederholm and Antti Uusiheimala. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The reviewing CPA has included a "going concern" note in the reviewed financials. In particular, the CPA has noted that the Company has incurred losses, is dependent on investors for funding, and as of December 31, 2017 had yet to start its full operations, which raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock in the Company, its ability to commence principal operations, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company does not have an employment contract in place with Nita or Antti, the CEO and COO, respectively. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing topics such as non-competition and non-solicitation. As a result, if either Antti or Nita were to leave Cocoon Skin, the Company might not have any ability to prevent their direct competition. There is no guarantee that an employment agreement will be entered into.

Risks Related to the Securities
The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should

be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $2,500,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $2,500,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $2,500,000 valuation cap, so you should not view the $2,500,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investment management agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 71.9% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business

Women who suffer from chronic skin conditions are often heavy users of skincare products and many use products daily that affect their skin. They struggle to find products and product combinations that work for their skin. They spend time and money searching, discussing, and researching products but lack relevant information that is applicable to their specific skin profile. At the same time, the skincare industry as a whole is struggling to keep up with consumer demand for personalization and transition to online. To succeed in personalization, we believe they need better and more granular insights on their audiences. However, most of the skincare and cosmetics companies are still non-digital natives, and struggle with data. The data they have is currently limited and heavily siloed.

This is where we step in: Cocoon is building a discovery platform for the chronic skincare market. We plan to help women discover products that are suitable for their specific skin profile through a mobile skin diary application. We believe the data analytics and insights on behavioral and product usage data we collect will be invaluable to brands and help them identify, understand, and engage with specific audiences. This type of data is pivotal to their marketing and R&D functions, yet they currently struggle with accessing this data. According to Nielsen 79% of Chief Marketing Officers are increasing their investment in data analytics by an average of 44%. We believe we can help solve this problem for the $300 billion skincare and beauty industry.

Business Plan

As a discovery platform for the chronic skincare market, our goal is to help women discover products that are suitable for their specific skin type through a mobile skin diary application. The anonymized results will be shared between the users in each cohort (e.g., "84% of women with your specific skin condition and skin profile have experienced improvement in their skin by using product X"). Women will also be able to access product reviews from their skin peers and engage in "skincare missions" to help themselves and others like them.

These women are on a constant mission to find solutions, while looking to stay informed on the latest products. The problem is that they cannot parse together which of these reviews are relevant for their specific skin condition and skin type. The available reviews are anecdotal, and lack visibility to the reviewers' specific skin problem making comparisons difficult. Our goal is to make it easy for women to relate to, compare, and discover products as they are reviewed by other women who share the same problem. In this way, Cocoon believes that it can make skincare product discovery meaningful and rewarding to our users by replacing "trial-and-error" product testing, which is not only time-consuming and costly but also puts individuals' skin health at risk.

Our target paying customers are the cosmetics, skincare, and pharmaceutical companies selling products and treatments for skincare. There are hundreds of beauty and skincare brands each with several product lines and products. We estimate there to be several thousand cosmetic and skincare products whose marketing and R&D teams are our potential customers. As beauty-related online and mobile advertising has proliferated, we believe contextualizing advertising has become more relevant than ever. For this, brands seek to holistically understand their audiences.

We plan to monetize in two ways: First, we will enable these brands to engage in one-way and two-way communication with highly specific user segments allowing them to provide incentives for product feedback, sentiment information, and product usage data. This will allow brands to identify and target new customer segments and communicate to them directly on the consumers' terms. The pricing for this service is based on a per lead and per engagement basis. Second, we are building a data dashboard that will allow brands to access usage and attitudes data globally across various audience micro-segments. The pricing for this service will be an annual subscription to a data dashboard with varying tiers of access to access to data. This will be offered to brands as an "Insights-as-a-Service" product.

This data will help brands decide which marketing campaigns and messaging to use for each audience, and feeds back to the product development linking the marketing and R&D through actionable strategic market intelligence data. We believe that these insights will help companies increase their marketing ROI through:

- Faster product to market
- Faster message testing
- Improved product market fit
- Optimized current products per audience
- Reduced risks related to new product market launches

- Personalization on both product and messaging
- Understanding of consumer behavior holistically across product categories
- Achieving real-time understanding of market dynamics on a global basis

The Company's Products and/or Services

Product / Service	Description	Current Market
Cocoon is an Insights-as-a-Service company and delivers customer insights, and direct engagement through a consumer facing mobile Skin Diary application and a brand facing Data Dashboard. 1) Data Dashboard: ● Market intelligence and customer insights for brand R&D and marketing ● SaaS subscription model for brands 2) Engagement Engine ● 1-way and 2-way customer engagement ● Hyper-personalized targeting ● Lead based pricing 3) Consumer facing Skin Diary mobile application: ● Personalized product discovery for the users based on cohort data and peer reviews ● Tools to understand and manage your skin health ● Free to use	Our mobile skincare application takes input from the users and uses algorithmic matching of users and products based on reported experiences of others and on users' specific skin condition. We collect information from skin health, customer behavioral data, and product use data from makeup to skincare, treatments, and medications. Our brand facing Data Dashboard allows the brands to gain insights about their product use, their competitors, and their customers dynamically, globally, and in real time. This data has not been available to them before, and it helps the skincare brands understand and hyper-target their actual and potential customers for the first time. Our Engagement Engine enables brands to message and engage in dialogue with hyper targeted audiences via our mobile application or email.	The $300 billion skincare and cosmetics industry spends an estimated $100 billion on sales and marketing annually. Their marketing is shifting to hyper-personalization and detailed customer insights are becoming a competitive differentiator. The industry as a whole relies on retail distribution and has not been set up to collect the necessary customer insight data. Compared to Cocoon, the traditional methods to acquire this data are slow and static and are unable to produce the insights on a scale and at a cost we are. According to Nielsen 79% of CMOs expect to invest more in marketing analytics and attribution over the next year on average by +44%. Forrester predicts that up to 80% of firms will rely on insights service providers for some portion of their insights capabilities in 2018. Industry analysts predict the Insights-as-a-Service market to grow at a CAGR of 24% through 2024.

Global Skin Care Market

Our paying customers are the skincare and cosmetics brands. We define our addressable market for skincare to include the skincare and color cosmetics brands and products. These brands include cosmeceuticals with active ingredients aimed at one or more specific sin conditions, prescription drugs related to skin, as well as color cosmetics or makeup. This market for skincare globally exceeds $300 billion. Per public filings, the brands in skincare sector typically spend 25-35% of their revenues on marketing and sales. Yet, they typically have very limited data on their target audiences.

Trends driving the growth in skin care include increasing skin care awareness and consciousness, growing disposable incomes, increase in penetration of multi-functional skincare products, and demographic drivers, as younger people are becoming more aware of the importance of skin care and investing in its benefits.

The brand landscape is under disruption by a fundamental change from marketing moving towards hyper-personalization, which requires brands to access and collect deeper more granular information that generate insights about the customer's specific needs, and competitive situation. The companies need this information in near real time, and the need it continually and increasingly globally. Traditional legacy brands are further threatened by the rise of numerous independent brands and the direct to consumer (DTC) brands who have a more direct connection to the consumer.

The traditional skincare brands achieved economies of scale by developing mass products for physical channels, which disconnected the brands from having a direct connection to their customer. The new, often smaller competitors have emerged, like Glossier, a digitally native beauty brand startup that has increased in value from $10 million to $390 million since 2013, and IT Cosmetics, a beauty line developed for solving the problems of women suffering from chronic skin problems, and sold to L'Oréal for $1.2 billion in 2016. These smaller brands are able to speak to the needs of their audiences better than legacy brands. Other recent independent brands include NYX Cosmetics (acquired for $500 million in 2014), GlamGlow (acquired for $100 million in 2015), Too Faced (acquired for $1.45 billion in 2016), and Becca Cosmetics (acquired for $200 million in 2016). The meteoric rise of the independent beauty brands can be attributed to their superior understanding of their audiences' needs and has left the incumbent brands scrambling for better insights to understand and engage with their audiences. The top six beauty brands have purchased companies with sales of $76 billion in 176 companies.

According to Boston Consulting Group personalization is causing a seismic shift across the landscape of consumer-facing brands, and personalization leaders stand to capture a disproportionate share of category profits in the new age of individualized brands while slow movers will lose customers, share, and profits. Over the next five years in three sectors alone—retail, health care, and financial services—personalization will push a revenue shift of some $800 billion to the 15% of companies that get it right.

Digital natives (brands that were born digital) have built their business models around collecting data and responding to customer needs. Nearly all of the "legacy" brands in the $300 billion skincare industry are digital "non-natives". This means the legacy brands lack the direct digital connection to their customer. Adding to that the highly personal nature of skin problem and the consumers' growing distrust towards brands and traditional marketing, the brands are left looking for solutions.

There has been a significant shift in brand marketing that shifts the balance of power from brands to consumers. The consumers are increasingly resorting to digital resources and their peers for product discovery. The non-traditional channels and peer recommendations drive product discovery and purchase. For instance, the beauty related content on YouTube has grown at CAGR of over 56% for the past 10 years reaching to 88 billion views in 2017. Of all the beauty content on YouTube 45% of are "how to" tutorials, indicating the consumers' insatiable appetite to learn and discover through others like them, instead of traditional brand controlled channels. According to recent statistics, 92% of American consumers trust online content and recommendations created by their peers above all other forms of advertising. This trend is driven by digital literacy, real-time always-on connectivity to their peers, and the rise of social shopping and discovery. A further 82% of Americans seek an opinion from their peers before making a purchase, and 67% say they are more likely to buy a product after a their peers post about it online. American consumers interact with brand related content from a real person 3x more often than branded content.

Brands face competitive pressures and consumer pressures to personalize their product offering and end-user communication. For this they need to understand their audiences on a more granular level than they are currently able to. In order for the skincare brands do deliver to their audiences what they want, how they want, and when they want it, they need holistic understanding of their audiences on a granular, individual level.

Competition

We face competition from many fronts. First, we compete for our users' time and attention. Our audience of women currently satisfy their need for product discovery and personalized skin care by reading blogs and discussion boards, talking to their friends, reading product reviews, following influencers, etc. Typically these sources lack context and personal relevance because skin conditions are highly personal and unique to each person. Finding and recognizing the right advice from this noise is extremely difficult. At the same time, the dermatologists lack information on various makeups that may cause skin irritation and other user/patient specific things like what nutritional factors affect them. No one is looking at these women holistically and providing advice using cross-product category information. As a result, most of women's product discovery is essentially a process of trial and error.

As for our paying customers, the brands, we compete with market research companies but we believe we are able to beat them on quality of data, scale, and price. We also compete against targeted advertising companies like Facebook and Google who lack the granularity in understanding the women's actual skin conditions and specific needs since women do not self-report this information to these platforms. We believe the depth of our data will far exceed anything that Facebook and Google can achieve.

Barriers of entry are built on one hand by the network effect of other women in our user's peer groups which make our users 'stick' to our platform, and on the other hand on our users' continuous investment of their data in to the platform. The more data they give, the more relevant and more valuable it becomes to the user. As our database grows in size and depth of information, it will be difficult for a new entrant to provide personalized recommendations as relevant and valuable as ours. We believe that our existing industry contacts help us gain traction and market share quickly.

We also compete against other skincare applications. Most of them are either "clinically" oriented, focusing on the disease and treating women as patients, or provided by the pharmaceutical companies attempting to sell their medication to the users, and not acting as a valuable, unbiased resource to our users. Our 4 years of research on the topic at Beiersdorf taught us how women with chronic skin conditions do not like to be treated as patients, as they often consider their skin issue to be a beauty problem and not a medical one. Other mobile applications, like YouCam, which has been downloaded globally by nearly 700 million times, operate solely in the beauty category and are not solving the problems or product discovery needs of women with a problematic skin. We are, to our knowledge, the only mobile application addressing the women's skincare (health category) needs while operating on the norms of the beauty category, which is where women want this problem dealt with and addressed.

Customer Base
Our target customers are the cosmetics, skincare, and pharmaceutical companies selling products and treatments for skincare. Examples of companies in this space include L'Oréal S.A., Unilever PLC, Shiseido, Beiersdorf AG, Colgate Palmolive, Estee Lauder, Johnson and Johnson, Avon Product Inc., Maybelline, CoverGirl, Revlon, Clinique, Urban Decay, Shiseido, M.A.C., CoverGirl, Rimmel, Max Factor, and Coty. There are hundreds of beauty and skincare brands each with several product lines and products. We estimate there to be several thousand cosmetic and skincare products, whose marketing and R&D teams would be our potential customers. Top three companies hold over 60 product brands and generated over $25 billion in sales. In addition, we see the global pharmaceutical industry selling medications and treatments to dermatological conditions as our customers. These drugs include medication from acne (e.g. Accutane) to psoriasis (e.g. Humira which had sales of $20 billion in 2017), as well as treatments for cosmetic dermatology.

Given the rapidly changing consumer trends, companies are embracing faster development cycles. Speed of product development cycle has also become a competitive advantage for many beauty brands. Direct interaction with consumers allows shorter product creation cycles without focus groups and reduces inventories. We believe the new generation of consumers who are defining the beauty and skincare category, are all about community and inclusiveness. Direct connection to the consumers allows brands to know what their actual and potential audiences love and what they don't, get feedback immediately, and reformulate accordingly. Insightful brands are leveraging two-way communication with consumers to speed up their product development and acquire the insights to support their marketing decisions.

Our value proposition to the brands is built on the real-time, continuous connectivity to their actual and potential audiences globally. Through this direct access to consumers and consumer data our brand customers can:

- Speed up product to market
- Speed up message testing
- Improve product market fit
- Optimize current products per audience
- Reduce the risks related to new product market launches
- Enable personalization on both product and message level
- Improve marketing ROI
- Understand consumer behavior holistically across product categories
- Achieve real-time understanding of market dynamics on a global basis

Users of our mobile application
We provide Cocoon mobile application for free to our users and monetize through the brands via the (anonymized) cohort data that allows the brands to understand, identify, and target specific customer segments. In terms of brand customers, we have had meetings and discussions with several large skincare brands. We have validated the need and interest for our product, but have not been able to monetize on these discussions yet, before we bring the product to market.

Looking at the users of Cocoon mobile application, it is targeted for women living with skin problems. Skin diseases are the 4th leading cause of years lived with disability worldwide, yet the global beauty industry has largely overlooked these women in spite them being the most loyal users who spend most per person on skincare.

There are an estimated 500-750 million women globally living with chronic skin conditions of acne, eczema, rosacea, and psoriasis, not accounting for sensitive skin, dry skin, oily skin or other milder conditions. Our focus is on women aged 18-35 struggling with their skin, especially those suffering from acne and eczema, but also rosacea and psoriasis. Clinical studies indicate that between 40 and 55 percent of the adult population age 20-40 are diagnosed with low grade, persistent acne and oily skin. Prevalence of acne is reported 35 percent higher on women than men. Another study published in the Journal of American Academy of Dermatology found that 54 percent of women older than age 25 have some facial acne. There are 125 million women above the age of 18 in the US, alone. In addition, according to LaRoche Posay, 62% of women have skin that is reactive, sensitive, irritable and intolerant to all cosmetic products and even water. Nearly half of women suffer from dry or very dry skin.

Intellectual Property
The Company is not dependent on any specific intellectual property. In its intellectual property strategy the company predominantly relies on the protection of copyrights and trade secrets, and secondarily on patents. The company does not currently have patents but may file them as the need arises.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 9.9% of the proceeds, or $41,500, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.8% of the proceeds, or $66,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Product Development	69%	79%	80%
General Purposes	26%	10%	8%
Marketing	5%	11%	12%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Nita Sederholm	CEO	Sept 2017 - present; CEO of Cocoon Nov. 2015 - Sept. 2017; Director, Operations and Concepts, N2 Nolla. ● Led strategy for product-focused design studio ● Led design and marketing efforts for incubator program. Aug 2011 - Oct 2015; Head of Strategy and Concept, Robinizers GmbH & Co. ● Led the global digital transformation strategy for Beiersdorf (owner of Nivea, Eucerin, and Aquaphor brands) and implemented it in 51 countries increasing among others their organic annual traffic from 2 to 15 million per annum. Led the digital marketing communication efforts for 4 years. Trained the front-lines on the strategy. Led the NIVEA repurchase app strategy and design as well as the Amazon content creation. ● Built the digital transformation strategy and the positioning for Faber-Castell and their eCommerce presence ● Built the digital transformation strategy for Hartmann and implemented it in dozens of countries ● Led the transformation strategy for Wempe
Antti Uusiheimala	CFO/COO	Sept 2017 - present; COO/CFO of Cocoon Jan 2015 - Mar 2017; CEO of Zyptonite ● Managed the company's technology operations, corporate governance, hiring, legal affairs. ● Led the fundraising efforts all the way through their

		$1.5m series A round. May 2014 - Oct 2015; Consultant, Goldman Sachs & Co ● Advised on securities related legal and regulatory work. Jun 2005 - Sep 2012, Dir. of Operations and Legal, Dir. of Investments of Vision Capital Advisors. ● Managed the investment operations and legal processes, at managed a family of equity funds with $750 million AUM.
Christopher Shaffer	CTO	Sep 2015 - Jul 2017; CTO, Interim COO, Climb Credit ● Set strategic direction for the technology team and company as a whole; recruited and trained an amazing team to make it all possible ● Built instant-decision software that processed applications for $40M+ funded loans with <0.01% error rate ● Created a "full-stack" solution via a single application process ● Ran marketing and advertising campaigns that directly drove a 33% increase in loan application volume Jun 2011 – Sep 2015; Director of Engineering, Relationship Science ● Developed architecture for all major products, led development of high-impact products ● Developed specifications and oversaw integrations for some of the largest banks on Wall Street

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in New York.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Units	8,762,880 (amount includes 200,000 shares issued but reserved for future employees)	Yes	N/A	100%	The company has certain option rights entitling certain parties to acquire 296,115 shares, (which will be converted and exercised prior to this round)

The Company has the following debt outstanding:
Not applicable.

Ownership
A majority of the Company is owned by a few individuals. Those individuals are Nita Sederholm and Antti Uusiheimala.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Nita Sederholm	Common Stock	38.3%
Antti Uusiheimala	Common Stock	33.9%

FINANCIAL INFORMATION
Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Established on August 10, 2017, Cocoon Holdings, Inc. ("the Company") helps the $300 billion skincare industry understand their actual and potential customers and hyper target them using holistic and contextual customer preference and behavioral data. The Company focuses on women with problematic skin whose needs are currently underserved by the global beauty industry. The Company's mobile skincare application takes input from the users and uses Artificial Intelligence (AI) to match users to products that have worked for others just like them, enabling personalized product discovery changing the way women discover skincare products.
The Company has not yet begun operations. It is pre-revenue, and are raising capital to finalize its product. The Company does not anticipate having any paying customers until 2019.

The Company is based out of New York, New York and was organized as a corporation in the state of Delaware.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a

beneficial effect on our liquidity, as we have approximately $0 in cash on hand as of June 26, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years: None.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $2,500,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $2,500,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 6%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $420,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters
EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
The Company owes amounts to several officers for paying expenses on behalf of the Company. As of December 31, 2017, the Company owed related parties $2,927.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let

SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment
What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Nita Sederholm
_____
(Signature)

Nita Sederholm
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Nita Sederholm
_____
(Signature)

Nita Sederholm
_____
(Name)

Director
_____
(Title)

7/20/18
_____
(Date)

/s/Antti Uusiheimala
_____
(Signature)

Antti Uusiheimala
_____
(Name)

Director
_____
(Title)

7/20/18
_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

COCOON HOLDINGS INC.

A Delaware Corporation

Financial Statements (unaudited) and

Independent Accountants' Review Report

For August 10, 2017 (Inception) to December 31, 2017

COCOON HOLDINGS INC.

Table of Contents



INDEPENDENT ACCOUNTANT'S REVIEW REPORT



Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To Management of Cocoon Holdings, Inc.
1330 Avenue of the Americas, 14th FL
New York, NY 10019

We have reviewed the accompanying financial statements of Cocoon Holdings, Inc. ("the Company"), which comprise the balance sheet as of December 31, 2017, and the related statements of operations and other comprehensive income, and changes in stockholder's equity (deficit), and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 2 of the financial statements, Cocoon Holdings, Inc. relies heavily on outside sources to fund operations, and has accumulated deficits, and has not commenced operations. Accordingly, substantial doubt is raised about Cocoon Holdings, Inc.'s ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

June 13, 2018

Cocoon Holdings Inc.
Balance Sheet
As of December 31, 2017
(unaudited)

ASSETS

	2017
Current assets:	
Cash and cash equivalents	$ -
Total current assets	-
Total assets	$ -

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Related Party Accounts Payable	$ 2,927
Total current liabilities	2,927
Total liabilities	2,927
Commitments and contingencies	-
Stockholder's Equity:	
10,000,000 shares authorized, $0.0001 par value; 6,500,000 shares issued and outstanding as of December 31, 2017	650
Additional other comprehensive income	(100)
Retained earnings	(3,477)
Total stockholder's equity	(2,927)
Total liabilities and stockholder's equity	$ -

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

Cocoon Holdings Inc.
Statement of Operations and Other Compressive Income
For August 10, 2017 (Inception) to December 31, 2017
(unaudited)

	2017
Revenues	$ -
Expenses:	
General and administrative	2,827
Share based compensation	650.00
Total operating expenses	3,477
Net income (loss)	$ (3,477)
Other Comprehensive Income (Loss)	(100)
Comprehensive Income (Loss)	$ (3,577)
Loss per share - Basic & Diluted	$ (0.00)
Weighted average number of shares	
outstanding - Basic and Diluted	6,500,000

Cocoon Holdings Inc.
Statement of Shareholder's Equity (Deficit)
For August 10, 2017 (Inception) to December 31, 2017
(unaudited)

	Capital Stock				
	Shares	Amount	AOCI	Accumulated Deficit	Total Stockholder's Equity
Balance - August 10, 2017 (Inception)	$ -	$ -	$ -	$ -	$ -
Shares issued for services	6,500,000	650			650
Other Comprehensive Loss			(100)		(100)
Net Loss				(3,477)	(3,477)
Balance - December 31, 2017	6,500,000	650	(100)	(3,477)	(2,927)

See independent accountants' review report

The accompanying notes are an integral part of these financial statements

Cocoon Holdings Inc.
Statement of Cash Flows
For August 10, 2017 (Inception) to December 31, 2017
(unaudited)

	2017
Cash flows from operating activities:	
Net income (loss)	$ (3,477)
Adjustments to reconcile net loss to cash used in operations	
Translation Gain/Loss	(100)
Share based compensation	650
Change in assets and liabilities	
Accounts payable and accrued expenses	2,927
Net cash provided by operating activities	-
Net increase (decrease) in cash	-
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	$ -
Supplemental cash flow information:	
Cash paid during the period for:	
Interest	$ -
Taxes	$ -
	$ -

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Established on August 10, 2017, Cocoon Holdings, Inc. ("the Company") helps the $135B skincare industry understand their actual and potential customers and hyper target them using holistic and contextual customer preference and behavioral data. The Company focuses on women with problematic skin whose needs are currently underserved by the global beauty industry. The Company's mobile skincare application takes input from the users and uses Artificial Intelligence (AI) to match users to products that have worked for others just like them, enabling personalized product discovery changing the way women discover skincare products.

The Company is based out of New York, New York and was organized as a corporation in the state of Delaware.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary difference between the financial statements and tax bases of assets and liability using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company asses its income tax positions and records tax benefits for all year's subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ADC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company accounts for federal income taxes based on the provisions promulgated by the Internal Revenue Service, which has a statute of limitation of three years. It also accounts for state income taxes based on the provisions promulgated by the State of Delaware. There have been no tax returns filed as of yet.

The Company currently has a tax net operating loss (NOL) of $3,477 for which it may receive future tax benefits. However, as of December 31, 2017, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Foreign Currency Translation and Remeasurement

The Company translates the assets and liabilities of its non-U.S. dollar functional currency amounts into U.S. dollars using exchange rates in effect at the end of each period. Revenue and expenses are translated using rates that approximate those in effect during the period (average rates). Gains and losses from these translations are recognized in foreign currency translation included in AOCI in shareholders' equity.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

NOTE 2 –BASIS OF REPORTING – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses, is dependent on investors for funding, and as of December 31, 2017 had yet to start its full operations, which raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock in the Company, its ability to commence principal operations, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – INCOME TAXES

The Company's deferred tax asset consists primarily of carryforward net operating losses (NOLs). Due to uncertainty, as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforward before they begin to expire in 2037, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The income tax benefit differs from the amount computed by applying the statutory federal and state income tax rates to the loss before income taxes. The sources and tax effects of the differences are as follows:

	December 31, 2017	
Statutory federal income tax rate	21	%
State income taxes, net of federal taxes	6.6	%
Valuation allowance	(27.6)	%
Effective income tax rate	-	%

As of December 31, 2017, the Company has a net operating loss carryforward of approximately $3,477 to reduce future federal taxable income which begins to expire in the year 2037. The translates to a valuation allowance of $3,477.

The Company currently has no federal or state tax examinations in progress, nor has it had any federal or state examinations since its inception. All the Company's open tax years beginning in tax year 2017 are subject to federal and state tax examinations.

NOTE 4– RELATED PARTY TRANSACTIONS

The Company owes amounts to several officers for paying expenses on behalf of the Company. As of December 31, 2017, the Company owed related parties $2,927.

NOTE 5 – ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income consists of foreign translation losses. As of December 31, 2017, there was AOCI of $100.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through June 13, 2018, the day these financial statements were available to be issued. The following are subsequent events:
- The Company issued an additional 2,262,880 shares for services
- The Company increased authorized shares from 10 million to 15 million.
- On March 1, 2018 the board appointed Nita Sederholm to replace Antti Uusiheimala as CEO. Antti Uusiheimala was subsequently appointed as the Company's COO/CFO.
- On March 1, 2018 the Company issued Nita Sederholm 550,000 shares of common stock for her increased role in the Company.
- On June 6, 2018 the Company entered into a related party agreement with a certain development company

See accountants' review report and accompanying notes to the financial statements.

8

allowing certain of its investors to receive up to 296,115 shares of Cocoon Holdings, upon closing of a financing to Cocoon Holdings. This amounts to about 3.3% of the total shares and secures certain key IP to the Company.   The Founders of Cocoon Holdings also control the development company.

EXHIBIT C

PDF of SI Website





Cocoon
Insights-as-a-Service
for the $300 Bn skincare & beauty
industry.
This presentation contains offering materials prepared solely by Cocoon Holdings, Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.
We are cha
discovery fo
This slide reflects management's current views with respec
illustrative purposes and does not represent guarantees of

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Discovery platform for the chronic skincare market.

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Cocoon is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Cocoon without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Company has strategic advisors and investors, including the former Chief FDA counsel for Revlon and J&J, and the founder of PureWow, women's digital lifestyle publication with 10+ million unique readers.
- Early conversion metrics achieved: 42% conversion rate (sign ups) at an acquisition cost of $1.78 per sign up, based on $430 of spend.
- The global skincare and cosmetics market is valued at over $300 billion.
- Over 500 million women suffer from chronic skin conditions globally.

Fundraise Highlights

- Total Round Size: US $750,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note (SWIFT)
- Target Minimum Raise Amount: US $420,000
- Offering Type: Side by Side Offering

Tiered Valuation Cap

- Valuation Cap: US $2,000,000 before Aug 4, 2018
- Valuation Cap Schedule: See Full Schedule

We are revolutionizing women's product discovery for problematic skin and changing how skincare brands understand, identify, and target their audiences.

Women who suffer from chronic skin conditions are often heavy users of skincare products and many use products daily that affect their skin. They struggle to find products and product combinations that work for their skin. They spend time and money searching, discussing, and researching products but lack relevant information that is applicable to their specific skin profile. At the same time, the skincare industry as a whole is struggling to keep up with consumer demand for personalization and transition to online. To succeed in personalization, we believe they need better and more granular insights on their audiences. However, most of the skincare and cosmetics companies are still non-digital natives, and struggle with data. The data they have is currently limited and heavily siloed.

This is where we step in: Cocoon is building a discovery platform for the chronic skincare market. We plan to help women discover products that are suitable for their specific skin profile through a mobile skin diary application. We believe the data analytics and insights on behavioral and product usage data we collect will be invaluable to brands and help them identify, understand, and engage with specific audiences. This type of data is pivotal to their marketing and R&D functions, yet they currently struggle with accessing this data. According to Nielsen 79% of Chief Marketing Officers are increasing their investment in data analytics by an average of 44%. We believe we can help solve this problem for the $300 billion skincare and beauty industry.

Market

There are thousands of brands in our addressable market, and we have started conversations with some of the largest brands including Galderma (Nestle), Johnson & Johnson, Beiersdorf, and GSK. The response has been excellent, and our biggest challenge is that we don't yet have the product they would like to use. With this funding, we believe we can advance the product to continue these and new customers' discussions. As for our users, we've had a 42% sign-up rate among individuals with a customer acquisition cost of $1.78 based on $430 of spend.

Product & Service

As a discovery platform for the chronic skincare market, our goal is to help women discover products that are suitable for their specific skin type through a mobile skin diary application. The anonymized results will be shared between the users in each cohort (e.g., "84% of women with your specific skin condition and skin profile have experienced improvement in their skin by using product X"). Women will also be able to access product reviews from their skin peers and engage in "skincare missions" to help themselves and others like them.

These women are on a constant mission to find solutions, while looking to stay informed on the latest products. The problem is that they cannot parse together which of these reviews are relevant for their specific skin condition and skin type. The available reviews are anecdotal, and lack visibility to the reviewers' specific skin problem making comparisons difficult. Our goal is to make it easy for women to relate to, compare, and discover products as they are reviewed by other women who share the same problem. In this way, Cocoon believes that it can make skincare product discovery meaningful and rewarding to our users by replacing "trial-and-error" product testing, which is not only time-consuming and costly but also puts individuals' skin health at risk.

PROFILE MENU





















Our target paying customers are the cosmetics, skincare, and pharmaceutical companies selling products and treatments for skincare. There are hundreds of beauty and skincare brands each with several product lines and products. We estimate there to be several thousand cosmetic and skincare products whose marketing and R&D teams are our potential customers. As beauty-related online and mobile advertising has proliferated, we believe contextualizing advertising has become more relevant than ever. For this, brands seek to holistically understand their audiences.

We plan to monetize in two ways: First, we will enable these brands to engage in one-way and two-way communication with highly specific user segments allowing them to provide incentives for product feedback, sentiment information, and product usage data. This will allow brands to identify and target new customer segments and communicate to them directly on the consumers' terms. The pricing for this service is based on a per lead and per engagement basis. Second, we are building a data dashboard that will allow brands to access usage and attitudes data globally across various audience micro-segments. The pricing for this service will be an annual subscription to a data dashboard with varying tiers of access to access to data. This will be offered to brands as an "Insights-as-a-Service" product.

This data will help brands decide which marketing campaigns and messaging to use for each audience, and feeds back to the product development linking the marketing and R&D through actionable strategic market intelligence data. We believe that these insights will help companies increase their marketing ROI through:

- Faster product to market
- Faster message testing
- Improved product market fit
- Optimized current products per audience
- Reduced risks related to new product market launches
- Personalization on both product and messaging
- Understanding of consumer behavior holistically across product categories
- Achieving real-time understanding of market dynamics on a global basis

Gallery

Contribute to the skin care revolution

Skin care revoluion.

Team Story

In today's marketing environment, real-time consumer insights and data has become a competitive differentiator and a strategic concern for management. Brands often lack actionable, real-time, accurate consumer data. They also may not understand who exactly is using their products, why they are using it, or why not, and so on. As a result, they don't know what to communicate to each audience. The era of one-size marketing fits all has come to an end.

Brands are seeking to develop their digital capabilities to understand and serve their customers better. They want to identify and reach specific customer segments with personalized communication. However, the current ecosystem of acquiring this data is typically built on platforms like Google/FB and purchased behavior data, such as credit card data, which provides broad but shallow data on consumer behavior. Brands also acquire data via market research and surveys, which goes deeper but is static by nature, is collected at one point in time, and is cost prohibitive to collect globally or continuously across audiences and products.

The idea for Cocoon was born when some of our team members led by our CEO were tasked to develop a global digital transformation strategy for a large skincare brand. She recognized the problem that affected the entire industry: these brands lack a direct connection to their customers, which they would need to understand their audiences, tailor their messaging, and adapt their marketing channels and tactics to meet the needs of their audiences who expect a high level of personalization. She realized the tremendous need across the skincare and beauty industry. Brands need this data and they currently have limited means to get it. Cocoon was born.

Our team consists of industry veterans with deep knowledge and expertise in skincare, digital service design, startups, finance and operations.

Founders and Officers

Nita Sederholm
CO-FOUNDER, CEO

PROFILE MENU



While a Director at N2 Nolla, created and rolled out Beiersdorf's digital transformation strategy in 51 countries, and led the creation of Nivea mobile application, which designed digital service concept for over 10 skin conditions. Experienced team leader who has run large multinational and multicultural software and design teams across three continents. Author and creator of Contextual Data Driven Design (CDDD) methodology.



Antti Uusiheimala
CO-FOUNDER, CFO

Serial entrepreneur, Vice President of Business Development of CRF Health, Inc. of CRF Health (acquired by Genstar Capital), CEO of Zyptonite, director of investment at Vision Capital, consultant at Goldman Sachs. Experienced finance and operations professionals with a goal to create value to our investors via strategic, operational, and financial excellence. Handles investor communication.



Christopher Shaffer
CTO

Former CTO of Climb Credit, a FinTech company with $400m in lending capital, and Director Engineering at Relationship Science, a database connecting 3.5 million decision makers. Chris oversees the tech team and the technology. He has experience building similar complex database products like Relationship Science and Capital IQ (now S&P Capital IQ).

Key Team Members



David Hansmeyer

User Experience (Part-Time)



Esa Peltonen

Growth Hacking (Consultant)



Aarni Kotiranta

User Acquisition (Consultant)

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Linus Lang

Design (Part-Time)

Notable Advisors & Investors



Ryan Harwood

Advisor, Founder and CEO of PureWow



Deborah Mash

Advisor, Professor at the Leonard M. Miller School of Medicine



Claire Wolinsky

Advisor, Medical and cosmetic dermatologist

PROFILE MENU

Jarkko Joki-Tokola

Highlights

Overview

Product & Service

The Team

Q&A with Founder

Term Sheet

Financial Discussion

Market Landscape

Data Room

0 comments

FAQs

SeedInvest



Advisor, Founder and COO, CRF Health



richard Serbin

Advisor, Former Chief FDA counsel for Revlon and Johnson & Johnson



Yuliya Zielinski

Advisor, Former Head of Global Marketing at Beiersdorf

Q&A with the Founder

Q: How many full time and part time employees do you currently have? How many full time and part time employees do you expect to have post-raise?

Cocoon: Currently we have two founders that are full time (without salary), the other core team members are part-time or on hold. By way of example, Yuliya Zielinski, MD (the former Global Head of Marketing at Beiersdorf) is on hold not incurring cost until we have a product to sell.
Immediately post raise, we expect that we will have two full time employees and three outsourced staff members. We expect these numbers will grow as follows: six months post funding we will have five full time employees and seven outsourced staff members, and twelve months post funding we will have eight full time employees and seven outsourced staff members.
We have built our products with this team using similar composition so we have a very clear plan on how we want to execute this. Core functions remain in-house, and functions that require short term "burst" delivery are outsourced to people we know will deliver. This yields in our experience the best outcomes, high delivery excellence, speed of delivery, and the lowest total cost with the most flexibility as we grow.

Q: What are current and expected post-raise founder salaries?

Cocoon:
Currently we have funded this out of our own pockets. Post raise, we will start taking modest salaries to pay for our living expenses in the tune of $7,000/month.

Q: Please detail your product/platform and its key use case.

Cocoon: Cocoon consists of a consumer facing personal skin diary (mobile application) and a skincare brand facing data dashboard.

1. **Use case for the consumer**: The status quo is that women who struggle with their skin currently do not have one place to go for advice for their skin. For advice they rely on their friends, influencers, blogs, and product reviews. The problem is that none of them may share the same skin type, making the skin care recommendations not relevant for them. Also, there aren't resources to compare products across categories, e.g. which makeup goes well with what medication, on their specific skin type. The mobile application helps users find personalized product and treatment recommendations that have worked for others with identical specific skin problems. Cocoon democratizes access to crowdsourced product performance data, turning the trial and error product discovery into a personalized precision discovery. The mobile application also has a strong social component as it relies on user generated content.
2. **Use case for the brands**: Through the data dashboard, the brands can access rich, holistic and contextual product use and usage data, consumer sentiments, and product feedback in real time, globally. It allows brands to dissect the data down to granular micro-segments to really understand their audiences in a new way. This type of deep, granular data has not been collected or made available to skincare and cosmetics brands before at the scale, speed, and cost be plan to bring it to them.

Q: What is the current stage of your product/platform development?

Cocoon:
We have designed the product data architecture, the backend, and the frontend. We are ready to start coding of the back and front end for which we need to raise this capital.

Q: Can you describe your typical customer/user profile?

Cocoon: Our customer is, depending on the organization, the marketing/ digital development/ innovation or market research departments of beauty/skincare brands. They currently struggle to access granular and contextual end user data and must resort to expensive and suboptimal ways of getting that data, which they need to base their strategic and tactical actions throughout the product life cycle. In the first year the focus will be in the departments which make strategic partnerships on a company level and down the line (year two) the focus will shift partially to the more operative teams.
The customer could also be a digital agency or a market research company catering to the needs of skincare industry. Also, pharmacy chains, dermatologists' offices and other category retailers could be our customers.
Our users are women 18-35 struggling with their skin (acne, eczema, rosacea/redness, psoriasis). We are primarily targeting women who have a diagnosis (weather diagnosed by professional or themselves). Chronic skin conditions are lifelong which makes the audience in constant need of support and help. The underlying cause is sensitivity which can be triggered by things like stress, exposure to sun, change in diet, exposure to chemicals (laundry detergents), hormones (to name a few) in addition to any change in makeup and skincare products used. Chronic skin conditions have two phases "the flare up" mode and "the maintenance" mode. The intervals alternate depending on life situation, internal and external factors. It's a maze of variables of what affect the conditions. The behavior of these women is different during these two phases and women who have had a better period in their lives can find themselves unexpectedly in a very severe "flare up".

Q: Please outline the regulatory landscape of your market, any regulations you must comply with, and how you comply with those regulations.

Cocoon: The possible main regulations affecting digital applications dealing with personally identifiable health information (ePHI), are the Food, Drug & Cosmetics Act (FD&C Act) and the Health Information Portability and Accountability Act (HIPAA) since we collect identifiable health information from consumers, albeit with their explicit consent. In Europe we would also need to comply with the General Data Protection Regulation (GDPR).

- **HIPAA**: In our view it is clear HIPAA does not apply, since we are not developing this application on behalf of a HIPAA covered entity.
- **FD&C Act**: Whether the FD&C Act applies, depends on whether our application is intended to "provide a diagnosis of disease or other conditions, or in the cure, mitigation, treatment or prevention of disease?". We are not providing diagnosis to anyone, but we do provide our users data to help them determine whether a specific product or treatment might be suitable for them.

Our analysis is that these are not recommendations any more than Amazon product reviews are, we are simply aggregating product reviews and product users' opinions and displaying them in a quantified way to our users. To us it is clear Cocoon is not considered a medical device and is outside of FDA purview.
In the worst-case scenario, we might be construed to be subject to FDA, but at the very least we would fall under the "minimum risk" category of the FD&C Act, meaning the FDA would not apply its regulatory oversight for Cocoon.
We would fall under the "minimum risk" category since Cocoon is only: "1) helping users self-manage their disease or condition without providing specific treatment suggestions; 2) providing users with simple tools to organize and track their health information; and 3) providing easy access to information related to health conditions or treatments."

Q: Please provide your pipeline of customers, including name, stage of conversation, probability of closing, expected close date, and expected revenue.

Cocoon: We are raising capital to finalize the product build and are not able to give probabilities yet. However, we realistically expect to have a first paying customer during Q1 2019.

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Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $750,000
Minimum investment:	US $1,000
Target Minimum:	US $420,000
Maximum Raise Amount:	US $420,000

Key Terms

Security Type:	Tiered Crowd Note (SWIFT)
Conversion discount:	20.0%
Valuation Cap:	US $2,000,000 before Aug 4, 2018 US $2,250,000 before Aug 18, 2018 US $2,500,000 Final
Interest rate:	6.0%
Note term:	24 months

Additional Terms

Investment Proxy Agreement	All non-Major Purchasers will be subject to an Investment Proxy Agreement "IPA". The IPA will authorize SeedInvest to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with the Company's offering materials for additional details.
Closing conditions:	While Cocoon Holdings Inc has set an overall target minimum of US $420,000 for the round, Cocoon Holdings Inc must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Cocoon Holdings Inc's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised



Product development
General purposes
Marketing

If Maximum Amount Is Raised



Product Development
General Purposes
Marketing

Financial Discussion

Please see the financial information listed on the cover page of the Form C and attached hereto in addition to the following information. Financial statements are attached to the Form C as Exhibit B.

Operations

Established on August 10, 2017, Cocoon Holdings, Inc. ("the Company") helps the $300 billion skincare industry understand their actual and potential customers and hyper target them using holistic and contextual customer preference and behavioral data. The Company focuses on women with problematic skin whose needs are currently underserved by the global beauty industry. The Company's mobile skincare application takes input from the users and uses Artificial Intelligence (AI) to match users to products that have worked for others just like them, enabling personalized product discovery changing the way women discover skincare products.

The Company has not yet begun operations. It is pre-revenue, and are raising capital to finalize its product. The Company does not anticipate having any paying customers until 2019.

PROFILE MENU

The Company is based out of New York, New York and was organized as a corporation in the state of Delaware.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $0 in cash on hand as of June 26, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached to the Form C as Exhibit B.

Market Landscape

Target Users

Half of women under the age of 30 suffer from one form of acne. Globally, 500 million women suffer from one form of chronic skin condition or another. The current beauty industry typically markets to women with healthy skin, often overlooking the problematic skin market. Women with a problematic skin are more loyal users of products and spend more per year on skin care than other women. The problematic skin conditions we focus on are acne, redness/rosacea, eczema/atopic dermatitis, and psoriasis.

The market can roughly be divided into the products targeting the women in the "beauty" category (conventional make-up and cosmetics) or "disease" category (medications and cosmeceutical products). The problem is that women with a problematic skin don't like to be treated as "patients" - to them it's a beauty problem and they want their needs addressed on the norms of the beauty category. These findings are based on our 4 years of market research and social listening across 11 main markets globally during our years at one of the leading skin care companies in the world.

Cocoon aims to empower women with problematic skin everywhere to feel and look beautiful.

Brands

Brands are struggling with collecting customer data detailed enough to understand, identify, and target their audiences. The retail channel has separated the brands from the consumer. Brands resort to expensive market research, social listening, and market surveys to try to keep up with their customers. They typically don't have the means to collect this data continuously, globally, in real time. Further, brands are not incentivized to collect information on product performance across product categories other than theirs - vital information for those struggling with their skin.

Beauty and cosmetics brands spend an estimated $100B+ on marketing and sales (in some instances, up to 25-35% of their revenues). We believe a large portion of it is wasted due to poor data and insights on the end user, their needs, consumption, and habits. The cosmetics and skincare industry is under a disruption as the source of consumer influence is shifting from brands to peer networks (friends, trusted sources, influencers). This has implications on how consumers discover products. According to Mintel, 90% of beauty product purchases happens at brick and mortar but 70% enter to purchase a product they have researched previously, which happens increasingly online and on mobile.

Cocoon aims to be that trusted source of unbiased cosmetics and skincare product information for 500 million women globally.

Risks and Disclosures

The Company forecasts project 662% growth from 2019 to 2020. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company requires more capital. The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company̓s current business plan. In order to achieve the Company̓s near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company are not able to raise sufficient capital in the future, it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company's success is dependent on consumer adoption of the Cocoon platform and application that focuses on skincare software, a relatively unproven market. The Company may incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop these markets. If the market for the Company̓s products develops more slowly than it expects, its growth may slow or stall, and its operating results would be harmed. The market for skincare software applications is still evolving, and the Company depends on continued growth of this market. It is uncertain whether the trend of adoption of skincare software applications that the Company has experienced in the past will continue in the future.

The Company's cash position is relatively weak. The Company currently has limited cash and is being self-funded by the founders. Their current cash position is estimated as no more than 6 months of runway before the project becomes undesirable for the founders. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, increase payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Nita Sederholm and Antti Uusiheimala. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company̓s business, financial condition, cash flow and results of operations.

The reviewing CPA has included a "going concern" note in the reviewed financials. In particular, the CPA has noted that the Company has incurred losses, is dependent on investors for funding, and as of December 31, 2017 had yet to start its full operations, which raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock in the Company, its ability to commence principal operations, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company does not have an employment contract in place with Nita or Antti, the CEO and COO, respectively. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing topics such as non-competition and non-solicitation. As a result, if either Antti or Nita were to leave Cocoon Skin, the Company might not have any ability to prevent their direct competition. There is no guarantee that an employment agreement will be entered into.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME
Pitch Deck and Overview (1 file)

NAME

Product or Service (11 files)

Financials (2 files)

Fundraising Round (1 file)

Investor Agreements (2 files)

Miscellaneous (3 files)

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Cocoon

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Cocoon. Once Cocoon accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Cocoon in exchange for your securities. At that point, you will be a proud owner in Cocoon.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Cocoon has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now Cocoon does not plan to list these securities on a national exchange or another secondary market. At some point Cocoon may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Cocoon either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?
This is Cocoon's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Cocoon's Form C. The Form C includes important details about Cocoon's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?
For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?
If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

EXHIBIT D
Investor Deck



Cocoon

Insights-as-a-Service for the $300 Bn skincare & beauty industry.

This presentation contains offering materials prepared solely by Cocoon Holdings, Inc. without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.





We are changing product & information discovery for skincare through democratized data.

Content



1.0 Market and opportunity

- \>500 million women living with chronic skin conditions
- Many loyal and heavy users of skincare and cosmetics
- $300 B skincare & beauty industry lacks data to understand these women and has overlooked them



2.0 Problem

- End user's skin problem is complex and unique

- Lacks quantifiable peer and product performance data for their skin



➡ Hard to discover products that would work for them

- Skincare product brands are not set up for data collection

- Data siloed within and between brands



➡ Don't understand end users' ever-changing needs & motivations

3.0 Solution



WOMEN WITH CHRONIC SKIN CONDITIONS

COCOON

Steph, your Skin Score is good. Keep going now!

How can I improve my score?

67

WEEKLY PROGRESS
You're in the top 15%

Daily check ins

72

Behavioral data

Discovery and recommendations

Cocoon engine

Revenue

Target audience data

BRANDS CATERING TO THE CATEGORY

Cocoon

Gender
Females

Region
USA

Condition
Acne, Blackheads, whiteheads

Age
20-25 years

Ethnicity
Caucasian

have very
fair skin

have
fair skin

are on the pill

have not been
diagnosed

have allergies

suffer from
depression

This figure represents future offerings and are mock-ups, rather than images of an actual product. They do not represent guarantees of a future product or performance.

4.0 Revenue & Business model

- Data Dashboard
- Annual subscription
- Pricing per market, skin condition, segment
- Targeting & Engagement
- Per lead / per action pricing



5.0 Traction & Validation

PRODUCT	END USERS	COMPANIES / BRANDS

• Product in development
  • Front-end & database designed
  • First sprint on its way
	• End users: CPA $1.70, conversion rate 42.8%	• Discussions with
		GALDERMA
		Beiersdorf
		Johnson & Johnson
		GLOWCONCEPT
		gsk GlaxoSmithKline
		Pending product completion

Active discussions represent current negotiations. Discussions or negotiations do not represent guarantees of future results, levels of activity, performance, or achievements.

6.0 Roadmap



Milestone

MILESTONE 1	Closing Angel round
MILESTONE 2	POC
MILESTONE 3	Beta in Appstore
MILESTONE 4	1,000 users
MILESTONE 5	• 10,000 users • Revenue
MILESTONE 6	Break even

Month

0	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18

7.0 Core team



Nita Sederholm
CEO & Co-founder


Eucerin® Client
Beiersdorf Client



Antti Uusiheimala
COO/CFO & Co-founder

 
C-R-F HEALTH

Vision Capital



Dr. Yuliya Zielinski
Head of Sales (Post raise)
ALÈS GROUPE


L'ORÉAL

Johnson&Johnson



Christopher Shaffer
CTO

Capital IQ
REL SCI

    

Richard Serbin
Strategic introductions

Johnson&Johnson
REVLON®

David Hansmeyer
Director, Service Design & UX
(Post raise)
Beiersdorf Client



Linus Lang
Director, Visual Design and
Interfaces (Post raise)
Beiersdorf Client



Esa Peltonen
Growth hacker/
Creative



Aarni Kotiranta
Growth hacker/
Analytics & media

 

With the exception of Nita and Antti, all team members are part-time employees or intended future employees of Cocoon and have not signed employment agreements with Cocoon.
Founders currently draw no compensation from Cocoon.

8.0 Advisory board



Ryan Harwood
CEO






Dr. Deborah Mash
Prof. of Neurology

UHealth
UNIVERSITY OF MIAMI HEALTH SYSTEM



Dr. Claire Wolinsky
Dermatologist

Elmhurst
HOSPITAL CENTER

ERIC BERKOWITZ MD PC
DERMATOLOGY

Mount
Sinai



Jarkko Joki-Tokola
Founder, CRF Health

C·R·F
HEALTH

9.0 Competition

SOURCE OF INFORMATION

End-users:

- Cosmetics retailers- not proficient in skin conditions
- Dermatologists- not proficient in cosmetics
- Friends, blogs, influencers- don’t have my skin profile
- Mobile apps / beauty category- not addressing my skin condition
- Mobile apps / skin health - not addressing my beauty needs or treating my holistic problem

Brands:

- Market research- not designed for the fast marketing and product cycles
- Targeted advertising via FB/ Google- lack depth & granularity to be truly valuable
- Digital agencies- claim to deliver but built on media platforms and methodologies mentioned above (can be our customers)

This slide reflects management’s current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

10.0 Use of proceeds


Overhead
8%
Marketing
12%
Product development
80%

- Product development
  - Core engine version 1.0
  - User facing feature set 2
  - Brand facing dashboard

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

